

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Steven Burdick
Executive Vice President and Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, CA 91107

   Re: Tetra Tech, Inc.
     Form 10-K for Fiscal Year Ended October 1, 2023
     Form 8-K Furnished November 15, 2023
     Response dated March 1, 2024
     File No. 000-19655

Dear Steven Burdick:

   We have reviewed your March 1, 2024 response to our comment letter and have the following comment(s).

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

<u>Investor Presentation for Earnings Call Held on November 16, 2023</u>

<u>EBITDA Margin Trend on U.S. and International Reporting Basis</u>
<u>Reconciliation Summary for EBITDA - IFRS and Net Service Revenue (NSR)</u>

1. We note your response to prior comment 3. Please tell us:

- Whether you applied IFRS to all other accounting transactions that would factor into the determination of Adjusted IFRS EBITDA,
- Why you believe GAAP net income is more directly comparable to an adjusted IFRS measure of profit than IFRS net income, and
- How the presentation of Adjusted IFRS EBITDA complies with the guidance contained in Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   Please explain why you believe it is appropriate to exclude revenue generated from RPS from the calculation of Net Service Revenue (NSR) for purposes of determining Adjusted IFRS EBITDA as a percentage of adjusted NSR.

      Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services